UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308

1.	Names of Reporting Persons Versata Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 641144308

1.	Names of Reporting Persons Trilogy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 641144308

1.	Names of Reporting Persons Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed March 13, 2008 by the reporting persons with the Commission (the “Schedule 13D”).  Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Reporting Persons: Versata Enterprises, Inc.; Trilogy, Inc.; and Joseph A. Liemandt

The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto.  The principal business of Versata Enterprises, Inc. is providing enterprise software products and services.  Versata is a wholly owned subsidiary of Trilogy, Inc.  Trilogy may be deemed to control Versata and beneficially own securities owned by Versata.  The principal business of Trilogy is providing technology-powered business services.  Joseph A. Liemandt (i) is an officer and a director of Versata and the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy and (ii) may be deemed to control each of Versata and Trilogy and beneficially own securities owned by each of Versata and Trilogy.  Each of Mr. Liemandt and Diane Liemandt-Reimann, a director of Trilogy and the mother of Mr. Liemandt, own limited partnership interests in a limited partnership that may be deemed to be controlled by Charles I. Frumberg, a director of Trilogy.  The present principal occupation of Mr. Liemandt is serving as the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy.  The address of the principal office or business address of each reporting person is 6011 West Courtyard Dr., Suite 300, Austin, Texas  78730.  During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Other Persons

Charles I. Frumberg, a director of Trilogy, is the managing member of the investment manager of  Emancipation Capital Master, Ltd.  According to information furnished by Emancipation Capital Master and Mr. Frumberg, as of May 6, 2008, neither Emancipation Capital Master nor Mr. Frumberg may be deemed to beneficially own any shares of the common stock of the issuer.

The information with respect to Emancipation Capital Master and Mr. Frumberg is disclosed herein because Instruction C of Schedule 13D requires information to be given with respect to each director of Trilogy.  However, each reporting person disclaims beneficial ownership of securities owned by Emancipation Capital Master or Mr. Frumberg and disclaims membership in a group with Emancipation Capital Master or Mr. Frumberg.

In determining information with respect to Emancipation Capital Master and Mr. Frumberg, each reporting person has relied upon information set forth in filings with the Commission by Emancipation Capital Master and Mr. Frumberg or other information which such reporting person knows or has reason to know.  No reporting person knows or has reason to believe that the information herein concerning any other person is inaccurate or is responsible for the completeness or accuracy of such information.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c)         Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
May 1, 2008	Versata Enterprises, Inc.	0	679,844	$6.9017 (1)	Open market sale
May 1, 2008	Versata Enterprises, Inc.	0	150,000	$6.9400 (2)	Open market sale
May 1, 2008	Versata Enterprises, Inc.	0	90,000	$6.9300 (2)	Open market sale
May 1, 2008	Versata Enterprises, Inc.	0	50,121	$6.9200 (2)	Open market sale

(1)                                  Excluding commission of $0.02 per share.

(2)                                  Excluding commission of $0.05 per share.

Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(e)         Each reporting person ceased to be the beneficial owner of more than five percent of the common stock of the issuer on May 1, 2008.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1

Joint Filing Agreement and Power of Attorney (furnished as Exhibit 24.1 to the Schedule 13D relating to the common stock of the issuer filed March 13, 2008 by the reporting persons with the Commission)

99.1	Additional Information (furnished as Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed March 13, 2008 by the reporting persons with the Commission)

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2008	VERSATA ENTERPRISES, INC.

	By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt
	Title:	Assistant Secretary

TRILOGY, INC.

	By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt
	Title:	President and Chief Executive Officer

JOSEPH A. LIEMANDT

	By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1

Joint Filing Agreement and Power of Attorney (furnished as Exhibit 24.1 to the Schedule 13D relating to the common stock of the issuer filed March 13, 2008 by the reporting persons with the Commission)

99.1	Additional Information (furnished as Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed March 13, 2008 by the reporting persons with the Commission)